News Release

Media Contact:	Investor Contact:
Sharlene Myers	David G. McLennan
Manager, Global Public Relations	Chief Financial Officer
+1 (604) 232-1445	+1 (604) 231-1181
smyers@sierrawireless.com	investor@sierrawireless.com

Sierra Wireless Reports Second Quarter 2013 Results

Q2 highlights from continuing operations

•	Record quarterly revenue of $109.6 million, up 14.9% year-over-year

•	Adjusted EBITDA of $4.9 million, compared to $2.4 million in Q2 2012

•	Non-GAAP earnings from operations of $1.5 million, compared to a loss of $0.4 million in Q2 2012

•	Non-GAAP diluted earnings per share of $0.03, compared to a loss per share of $0.11 in Q2 2012

VANCOUVER, BRITISH COLUMBIA - August 1, 2013 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its second quarter ending June 30, 2013. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“In our first quarter as an M2M pure-play, we delivered record quarterly revenue with nearly 15% year-over-year growth,” said Jason Cohenour, President and Chief Executive Officer. “Our record revenue, combined with solid gross margin and good cost control, led to a significant improvement in Non-GAAP earnings, demonstrating the leverage in our operating model as we grow the business.”

On April 2, 2013, the company completed the sale of substantially all of the assets and operations related to its AirCard business. In accordance with U.S. GAAP, the results of operations and the gain on sale of the AirCard business have been recorded as discontinued operations in the consolidated statements of operations for the three and six months ended June 30, 2013.
Revenue for the second quarter of 2013 was $109.6 million, an increase of 14.9% compared to $95.4 million in the second quarter of 2012, and an increase of 8.1% compared to $101.4 million in the first quarter of 2013. Revenue from OEM Solutions was $95.1 million in the second quarter of 2013, up 14.1% compared to $83.3 million in the second quarter of 2012. Revenue from Enterprise Solutions was $14.5 million in the second quarter of 2013, up 20.0% from $12.1 million in the second quarter of 2012.

On a GAAP basis, gross margin was $36.5 million, or 33.3% of revenue, in the second quarter of 2013, compared to $30.1 million, or 31.5% of revenue, in the second quarter of 2012. Operating expenses were $40.4 million and loss from operations was $3.9 million in the second quarter of 2013, compared to operating expenses of $36.6 million and a loss from operations of $6.6 million in the second quarter of 2012. Net loss from continuing operations was

$6.7 million, or $0.22 per diluted share, in the second quarter of 2013, compared to net loss of $8.9 million, or $0.29 per diluted share, in the second quarter of 2012. Net earnings for continuing and discontinued operations was $61.4 million, or $2.00 per diluted share, compared to net earnings of $3.6 million, or $0.12 per diluted share, in the second quarter of 2012. The year-over-year increase in net earnings mainly reflects the gain on the sale of the AirCard business.

On a non-GAAP basis, gross margin was 33.4% in the second quarter of 2013, compared to 31.6% in the second quarter of 2012. Operating expenses were $35.1 million and earnings from operations were $1.5 million in the second quarter of 2013, compared to operating expenses of $30.5 million and loss from operations of $0.4 million in the second quarter of 2012. Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") was $4.9 million in the second quarter of 2013, compared to $2.4 million in the second quarter of 2012. Net earnings from continuing operations were $1.0 million, or $0.03 per diluted share, in the second quarter of 2013, compared to a net loss of $3.4 million, or $0.11 per diluted share, in the second quarter of 2012.

Non-GAAP results exclude the impact of stock-based compensation expense, acquisition costs, the gain on sale of the AirCard business, restructuring costs, integration costs, disposition costs, acquisition amortization, impairment, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments. We disclose non-GAAP amounts as we believe that these measures provide our shareholders with better information about actual operating results and assist in comparisons from one period to another.

Adjusted EBITDA as defined equates to earnings (loss) from operations plus stock-based compensation expense, acquisition costs, restructuring costs, integration costs, impairment, and amortization. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

Financial Guidance
The Company provides the following guidance for continuing operations for the third quarter of 2013:
In the third quarter of 2013, revenue is expected to increase sequentially and on a year-over-year basis. Gross margin and operating expenses are expected to remain similar to second quarter levels.

Q3 2013 Guidance	Consolidated Non-GAAP

Revenue	$111.0 to $115.0 million
Earnings from operations	$2.2 to $3.3 million
Net earnings	$1.5 to $2.3 million
Earnings per share	$0.05 to $0.07 per share

This non-GAAP guidance for the third quarter of 2013 reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.
Conference call, webcast and instant replay details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, August 1, 2013, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 71912330

For those unable to participate in the live call, a replay will be available until August 30, 2013. Dial 1-855-859-2056 or 1-800-585-8367 and enter the Conference ID number above to access the replay.
To access the webcast, please follow the link below:
Sierra Wireless Q2 Financial Results Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://www.snwebcastcenter.com/webcast/sierrawireless/2013q2/
The webcast will remain available at the above link for one year following the call.
We look forward to having you participate in our call.
Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the third quarter of 2013 and our fiscal year 2013, our business outlook for the short and longer term and our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

▪	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

▪	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

▪	Expected cost of goods sold;

▪	Expected component supply situation;

▪	Our ability to “win” new business;

▪	Expected deployment of next generation networks by wireless network operators;

▪	Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

▪	Expected tax rates relative mix of earnings amongst the tax jurisdictions in which we operate, along with foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on

EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

▪
We may experience higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues in connection with the divestiture of the AirCard assets and operations;

▪
Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, competition, different product mix, the loss of any of our significant customers;

▪	The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

▪	We may be unable to enforce our intellectual property rights or may be subject to claims and litigation that have an adverse outcome;

▪	The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed;

▪	Transition periods associated with the migration to new technologies may be longer than we expect.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) offers industry-leading products and solutions for connected devices and machine-to-machine (M2M) communications over cellular networks. Wireless service providers, equipment manufacturers, enterprises and government organizations around the world depend on us for reliable wireless technology. We offer 2G, 3G and 4G wireless modems, routers and gateways as well as a comprehensive suite of software, tools, and services that ensure our customers can successfully bring wireless applications to market.  For more information about Sierra Wireless, visit www.sierrawireless.com.
"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Revenue	$109,589	$95,398	$210,990	$187,733
Cost of goods sold	73,115	65,317	141,138	129,778
Gross margin	36,474	30,081	69,852	57,955

Expenses
Sales and marketing	10,681	8,998	21,037	18,319
Research and development	17,869	14,674	36,232	29,605
Administration	8,903	8,562	17,026	17,021
Restructuring	26	1,531	143	1,711
Integration	—	—	27	—
Acquisition	—	599	—	599
Amortization	2,927	2,275	6,203	4,662
	40,406	36,639	80,668	71,917
Loss from operations	(3,932)	(6,558)	(10,816)	(13,962)
Foreign exchange gain (loss)	1,709	336	(661)	542
Other income (expense)	34	10	(98)	(161)
Loss before income taxes	(2,189)	(6,212)	(11,575)	(13,581)
Income tax expense	4,553	2,656	3,105	2,532
Net loss from continuing operations	(6,742)	(8,868)	(14,680)	(16,113)
Net earnings from discontinued operations	68,152	12,449	70,015	20,039
Net earnings	$61,410	$3,581	$55,335	$3,926
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	636	(3,343)	(268)	(1,341)
Comprehensive income	$62,046	$238	$55,067	$2,585
Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)
Continuing operations	$(0.22)	$(0.29)	$(0.48)	$(0.52)
Discontinued operations	2.22	0.41	2.28	0.65
	$2.00	$0.12	$2.28	$0.13
Weighted average number of shares outstanding (in thousands)
Basic	30,768	30,817	30,732	30,996
Diluted	30,768	30,817	30,732	30,996

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
(unaudited)

	June 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$166,573	$63,646
Short-term investments	10,000	—
Accounts receivable, net of allowance for doubtful accounts of $2,038(December 31, 2012 - $2,435)	108,886	108,624
Inventories	6,170	12,675
Deferred income taxes	3,625	22,199
Prepaids and other	34,423	24,252
Assets held for sale	—	54,340
	329,677	285,736
Property and equipment	20,936	20,039
Intangible assets	47,607	56,357
Goodwill	97,447	97,961
Deferred income taxes	4,490	3,880
Other assets	784	790
	$500,941	$464,763

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$117,384	$128,216
Deferred revenue and credits	2,303	1,312
Liabilities held for sale	—	10,353
	119,687	139,881
Long-term obligations	25,481	26,526
Deferred income taxes	300	300
	145,468	166,707
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding 30,618,427 shares (December 31, 2012 - 30,592,423 shares)	323,211	322,770
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost 270,457 shares (December 31, 2012 – 716,313 shares)	(1,983)	(5,172)
Additional paid-in capital	22,311	23,203
Retained earnings (deficit)	19,664	(35,283)
Accumulated other comprehensive loss	(7,730)	(7,462)
	355,473	298,056
	$500,941	$464,763

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars)
(unaudited)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2011	31,306,692	$328,440	877,559	$(6,141)	$20,087	$(62,482)	$(8,000)	$271,904

Common share cancellation	(800,000)	(6,312)	—	—	—	—	—	(6,312)
Stock option tax benefit for U.S. employees	—	—	—	—	71	—	—	71
Stock option exercises	85,051	637	—	—	(201)	—	—	436
Stock-based compensation	—	—	—	—	6,713	—	—	6,713
Purchase of treasury shares for RSU distribution	—	—	336,638	(2,489)	—	—	—	(2,489)
Distribution of vested RSUs	680	5	(497,884)	3,458	(3,467)	—	—	(4)
Net earnings	—	—	—	—	—	27,199	—	27,199
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	538	538
Balance as at December 31, 2012	30,592,423	$322,770	716,313	$(5,172)	$23,203	$(35,283)	$(7,462)	$298,056

Common share cancellation	(510,439)	(5,384)	—	—	—	(388)	—	(5,772)
Stock option exercises	494,054	5,495	—	—	(1,734)	—	—	3,761
Stock-based compensation	—	—	—	—	4,689	—	—	4,689
Distribution of vested RSUs	42,389	330	(445,856)	3,189	(3,847)	—	—	(328)
Net earnings	—	—	—	—	—	55,335	—	55,335
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(268)	(268)
Balance as at June 30, 2013	30,618,427	$323,211	270,457	$(1,983)	$22,311	$19,664	$(7,730)	$355,473

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Cash flows provided (used) by:
Operating activities
Net earnings	$61,410	$3,581	$55,335	$3,926
Items not requiring (providing) cash
Amortization	6,766	6,731	14,277	13,713
Stock-based compensation	2,761	1,636	4,689	3,315
Gain on sale of AirCard business	(94,095)	—	(94,095)	—
Deferred income taxes	17,995	(843)	17,964	(1,873)
Loss (gain) on disposal of property, equipment, and intangibles	(20)	(33)	(20)	126
Impairment of assets related to discontinued operations	8	—	1,012	—
Other	(1,237)	—	513	—
Taxes paid related to net settlement of equity awards	(78)	—	(328)	—
Changes in non-cash working capital
Accounts receivable	19,628	(5,027)	12,985	(4,414)
Inventories	5,199	(2,307)	12,553	917
Prepaid expenses and other	(59)	(3,677)	(9,103)	(2,961)
Accounts payable and accrued liabilities	(11,176)	28,557	(14,255)	21,472
Deferred revenue and credits	969	(178)	997	(658)
Cash flows provided by operating activities	8,071	28,440	2,524	33,563
Investing activities
Additions to property and equipment	(3,696)	(4,957)	(5,895)	(8,560)
Proceeds from sale of property, equipment, and intangibles	21	3	32	64
Increase in intangible assets	(455)	(567)	(1,114)	(1,338)
Net proceeds from sale of AirCard business	119,995	—	119,995	—
Net change in short-term investments	(10,000)	(2,151)	(10,000)	7,194
Cash flows provided (used) by investing activities	105,865	(7,672)	103,018	(2,640)
Financing activities
Issuance of common shares	1,657	255	3,761	269
Repurchase of common shares for cancellation	(4,395)	(3,275)	(5,772)	(6,312)
Purchase of treasury shares for RSU distribution	—	(1,502)	—	(2,489)
Decrease in other long-term obligations	(92)	(13)	(719)	(655)
Cash flows used by financing activities	(2,830)	(4,535)	(2,730)	(9,187)
Effect of foreign exchange rate changes on cash and cash equivalents	(456)	153	115	48
Cash and cash equivalents, increase in the period	110,650	16,386	102,927	21,784
Cash and cash equivalents, beginning of period	55,923	106,773	63,646	101,375
Cash and cash equivalents, end of period	$166,573	$123,159	$166,573	$123,159

SIERRA WIRELESS, INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(Unaudited)

(in thousands of U.S. dollars, except where otherwise stated)
	2013		2012 (1)
	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$36,474	$33,378	$125,274	$36,233	$31,086	$30,081	$27,874
Stock-based compensation	95	75	304	61	82	78	83
Gross margin - Non-GAAP	$36,569	$33,453	$125,578	$36,294	$31,168	$30,159	$27,957

Loss from operations - GAAP	$(3,932)	$(6,884)	$(22,206)	$(1,516)	$(6,728)	$(6,558)	$(7,404)
Stock-based compensation	2,013	1,655	5,781	1,470	1,462	1,403	1,446
Acquisition	—	—	3,182	387	2,196	599	—
Restructuring	26	117	2,251	42	498	1,531	180
Integration	—	27	—	—	—	—	—
Impairment of an asset in R&D	—	280	—	—	—	—	—
Acquisition related amortization	3,363	3,393	11,890	3,338	2,906	2,665	2,981
Earnings (loss) from operations - Non-GAAP	$1,470	$(1,412)	$898	$3,721	$334	$(360)	$(2,797)
Amortization (excluding acquisition related amortization)	3,403	3,212	11,747	3,293	2,904	2,717	2,833
Adjusted EBITDA	$4,873	$1,800	$12,645	$7,014	$3,238	$2,357	$36

Net earnings (loss) from continuing operations - GAAP	$(6,742)	$(7,938)	$(4,202)	$15,523	$(3,612)	$(8,868)	$(7,245)
Stock-based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	5,393	5,355	22,241	5,162	6,885	5,658	4,536
Unrealized foreign exchange loss (gain)	(1,359)	1,874	(3,139)	(1,655)	(1,218)	(165)	(101)
Income tax adjustments	3,754	—	(15,344)	(14,540)	(804)	—	—
Net earnings (loss) from continuing operations - Non-GAAP	$1,046	$(709)	$(444)	$4,490	$1,251	$(3,375)	$(2,810)

Net earnings from discontinued operations - GAAP	$68,152	$1,863	$31,401	$4,083	$7,279	$12,449	$7,590
Stock-based compensation and disposition costs	876	1,733	2,395	1,696	233	233	233
Gain on sale of AirCard business	(69,077)	—	—	—	—	—	—
Net earnings (loss) from discontinued operations - Non-GAAP	$(49)	$3,596	$33,796	$5,779	$7,512	$12,682	$7,823

Net earnings (loss) - GAAP	$61,410	$(6,075)	$27,199	$19,606	$3,667	$3,581	$345
Net earnings (loss) - Non-GAAP	997	2,887	33,352	10,269	8,763	9,307	5,013

Diluted earnings (loss) from continuing operations per share
GAAP - (in dollars)	$(0.22)	$(0.26)	$(0.14)	$0.50	$(0.12)	$(0.29)	$(0.23)
Non-GAAP - (in dollars)	$0.03	$(0.02)	$(0.01)	$0.15	$0.04	$(0.11)	$(0.09)

Net earnings (loss) per share - diluted
GAAP - (in dollars)	$2.00	$(0.20)	$0.88	$0.64	$0.12	$0.12	$0.01
Non-GAAP - (in dollars)	$0.03	$0.09	$1.08	$0.33	$0.29	$0.30	$0.16
(1) Financial information has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.

SIERRA WIRELESS, INC.

REVENUE BY PRODUCT LINES

(In thousands of U.S. dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012(1)	2013	2012(1)

OEM Solutions	$95,076	$83,299	$184,308	$163,399
Enterprise Solutions	14,513	12,099	26,682	24,334
	$109,589	$95,398	$210,990	$187,733

(1) Comparative information has been reclassified to conform to current period presentation.